                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                ---------------
                                 SCHEDULE TO/A
                                (RULE 14d-100)

                 TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
              OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)

                               XTRA CORPORATION
                      (Name of Subject Company (Issuer))

                          BX MERGER SUB INC.(OFFEROR)
                   BERKSHIRE HATHAWAY INC. (OFFEROR PARENT)
   (Names of Filing Persons (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.50 PER SHARE
                        (Title of Class of Securities)

                                   984138107
                     (CUSIP Number of Class of Securities)

                                ---------------
                                MARC D. HAMBURG
                                VICE PRESIDENT
                            BERKSHIRE HATHAWAY INC.
                               1440 KIEWIT PLAZA
                                OMAHA, NE 68131
                           TELEPHONE: (402) 346-1400
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                ---------------
                                   COPY TO:
                            R. GREGORY MORGAN, ESQ.
                          MUNGER, TOLLES & OLSON LLP
                            355 SOUTH GRAND AVENUE
                             LOS ANGELES, CA 90071
                           TELEPHONE: (213) 683-9100

                                ---------------

                           CALCULATION OF FILING FEE

TRANSACTION VALUATION*                                 AMOUNT OF FILING FEE
--------------------------------------------------------------------------------

 $590,110,973                                                $118,023

--------------------------------------------------------------------------------
* Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of a total of (i) 10,506,973 shares of the outstanding common stock, par value $0.50 per share, of the Subject Company ("Subject Company Common Stock") at an offer price of $55.00 per share and
  (ii) 1,075,414 shares of Subject Company Common Stock issuable upon exercise of options on Subject Company Common Stock outstanding as of July 30, 2001, and exercisable at an average exercise price of $43.63 per share (according to the Subject Company).

--------------------------------------------------------------------------------

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: $118,023

     Form or Registration No.: Schedule TO

     Filing Party: Berkshire Hathaway Inc. and BX Merger Sub Inc.

     Date Filed: August 14, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


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

     This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Berkshire Hathaway Inc., a Delaware corporation ("Berkshire"), and BX Merger Sub Inc., a Delaware corporation ("Purchaser") and wholly owned subsidiary of Berkshire, on August 14, 2001, as amended and supplemented by Amendment No. 1 filed by Berkshire and Purchaser on August 27, 2001 (such Tender Offer Statement, together with such Amendment No. 1, the "Schedule TO").

     The Schedule TO relates to the offer by Purchaser to purchase all of the outstanding Common Stock, par value $0.50 per share, of XTRA Corporation, a Delaware corporation (the "Company"), at a purchase price of $55.00 per Share in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which together with the Offer to Purchase, and any amendments and supplements thereto, collectively constitute the "Offer").

ITEM 4.  TERMS OF THE TRANSACTION.

     Item 4 of the Schedule TO is hereby amended and supplemented by including the following information:

     Purchaser and Berkshire have extended the Expiration Date of the Offer until 5:00 p.m., Eastern time, on September 14, 2001.

ITEM 12.  EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented by including the following:

(a)(9)  Text of press release issued by Berkshire, dated September 11, 2001.


                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    BX MERGER SUB INC.

                                    By /s/ Marc D. Hamburg
                                    ____________________________________
                                       Name: Marc D. Hamburg
                                       Title: President, Secretary and
                                              Treasurer



                                    BERKSHIRE HATHAWAY INC.

                                    By /s/ Marc D. Hamburg
                                    ____________________________________
                                       Name: Marc D. Hamburg
                                       Title: Vice President and
                                       Chief Financial Officer


Dated: September 12, 2001

                                 EXHIBIT INDEX

     *(a) (1)  Offer to Purchase, dated August 14, 2001.

     *(a) (2)  Form of Letter of Transmittal.

     *(a) (3)  Form of Notice of Guaranteed Delivery.

     *(a) (4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     *(a) (5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

     *(a) (6) Text of joint press release issued by Berkshire and the Company dated July 31, 2001 (incorporated by reference from the Tender Offer Statement on Schedule TO filed by Berkshire with the Securities and Exchange Commission on July 31, 2001).

     *(a) (7) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

     *(a) (8)  Form of summary advertisement, dated August 14, 2000.

      (a) (9) Text of press release issued by Berkshire, dated September 11, 2001.

     *(d) (1) Agreement and Plan of Merger, dated as of July 30, 2001, among Berkshire, Purchaser and the Company (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2001).

     *(d) (2) Stockholders Agreement, dated as of July 30, 2001, among Berkshire, Purchaser and Julian H. Robertson, Jr., Tiger Management Corporation, Tiger Management L.L.C. and Tiger Performance L.L.C. (incorporated herein by reference to the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on July 31, 2001).


*Previously filed